Exhibit 99.1

March 3, 2009

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in February 2009 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during February 2009.

THOMSON REUTERS PLC – RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1: notification of major interests in shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson-Reuters Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
3. Full name of person(s) subject to the notification obligation:	HSBC Holdings Plc
4. Full name of shareholder(s) (if different from 3.):	HSBC Bank plc
HSBC Financial Products (France)
HSBC Global Asset Management (Canada) Limited
HSBC Investment Management
HSBC Trust Company (UK) Limited
SINOPIA ASSET MANAGEMENT
Sinopia Asset Management (UK) Limited
5. Date of the transaction and date on which the threshold is crossed or reached:	20th February 2009
6. Date on which issuer notified:	24th February 2009
7. Threshold(s) that is/are crossed or reached:	Below the notifiable level

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights
				Direct [x]	Indirect xi	Direct	Indirect
GB00B29MWZ99	10,403,501	10,403,501	Below the notifiable level	Below the notifiable level	Below the notifiable level	Below the notifiable level	Below the notifiable level

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
Below the notifiable level	Below the notifiable level

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

Other RNS Announcements

Thomson Reuters PLC

Shareholder Preference Documentation

NEW YORK, NY - February 4, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that it has sent a letter to Thomson Reuters PLC shareholders regarding electronic and website communications.

A copy of the letter will be available shortly at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London, E14 5HS, United Kingdom. The letter will also be available at www.thomsonreuters.com within the "Investor Relations" section of the website.

This notification is made in accordance with Listing Rules 9.6.1 and 9.6.3.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC

elizabeth.maclean@thomsonreuters.com

Tel. no. 020 7542 6706

CONTACTS

Fred Hawrysh Senior Vice President, Corporate Affairs 1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters Schedules Full-Year and Fourth-Quarter 2008 Earnings Announcement and Webcast for Tuesday, February 24, 2009

NEW YORK, NY, February 10, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), announced today that its full-year and fourth-quarter 2008 earnings will be issued via news release before 9:30 a.m. EST (2:30 p.m. GMT) on Tuesday, February 24, 2009.

Thomas H. Glocer, chief executive officer, and Robert D. Daleo, executive vice president and chief financial officer, will host a conference call and simultaneous webcast that morning at 10 a.m. EST (3 p.m. GMT). Discussions may include forward-looking information.

You may access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Earnings Webcasts" on the left side of the "Investor Relations" page.  Registration for the webcast will begin after February 17.  Additionally, an archive of the webcast will be available in the Investor Relations section of the Thomson Reuters website.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

 (Minimum Requirements to listen to broadcast: The Windows Media Player software, downloadable free from http://www.microsoft.com/windows/default.mspx, and at least a 28.8Kbps connection to the Internet. If you experience problems listening to the broadcast, send an email to webcastsupport@tfprn.com.)

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY - February 27, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ:TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving common shares of Thomson Reuters Corporation.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
February 26, 2009	Donation	Common Shares	78,000	C$32.13
February 26, 2009	Purchase	Common Shares	78,000	C$32.13
February 26, 2009	Donation	Common Shares	94,500	C$32.07
February 26, 2009	Purchase	Common Shares	94,500	C$32.07

Thomson Reuters was notified of the above transactions on February 26, 2009.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 439,767,486 Thomson Reuters Corporation common shares, 14,842,487 Thomson Reuters PLC ordinary shares and 88,800 Thomson Reuters PLC American Depositary Shares (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% as at February 25, 2009 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge. Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY – February 27, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that it purchased the following common shares of Thomson Reuters Corporation on February 25, 2009 for three of its directors as part of their annual remuneration.

Name	Number of Common Shares	Average Price Per Share (US$)
Steven A. Denning	2,930	$25.40
Ken Olisa	888	$25.40
John M. Thompson	1,355	$25.40

Following these purchases, Mr. Denning beneficially owns 22,930 Thomson Reuters Corporation common shares and 17,782 Thomson Reuters Corporation deferred share units, Mr. Olisa beneficially owns 888 Thomson Reuters Corporation common shares and 408 Thomson Reuters PLC ordinary shares, and Mr. Thompson beneficially owns 6,855 Thomson Reuters Corporation common shares and 15,666 Thomson Reuters Corporation deferred share units.

None of the directors’ individual holdings exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies - Thomson Reuters Corporation and Thomson Reuters PLC.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters – Voting Rights and Capital

Update for February 2009

NEW YORK, NY – February 27, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that:

•	Thomson Reuters PLC had 181,229,241 ordinary shares issued and outstanding as of the close of business (London time) on February 27, 2009; and

•	Thomson Reuters Corporation had 646,589,360 common shares issued and outstanding as of the start of business (Toronto time) on February 27, 2009.

Under its dual listed company (DLC) structure, Thomson Reuters has two parent companies – Thomson Reuters Corporation and Thomson Reuters PLC. Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business. Thomson Reuters had a total of 827,818,601 common shares and ordinary shares issued and outstanding as of today.

Shareholders determining whether they need to notify their voting interest in, or a change in their voting interest in, Thomson Reuters PLC under the UK FSA’s Disclosure and Transparency Rules may use 181,229,241 as the denominator for their calculations. Shareholders with notification requirements in the United Kingdom may also wish to consult with their legal advisors regarding any applicable U.S. or Canadian filings or notifications regarding their Thomson Reuters voting interests.

Thomson Reuters holds no shares in treasury at this time.

This notification is made in accordance with Disclosure and Transparency Rule 5.6.1.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706